EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF FORMATION
Infinity Oil & Gas of Kansas, Inc.	Kansas
Infinity Oil and Gas of Texas, Inc.	Delaware
Infinity Oil & Gas of Wyoming, Inc.	Wyoming